

September 22, 2010

Kevin M. Finkel
President
Resource Real Estate Investors 7, L.P.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource Real Estate Investors 7, L.P.**
> **Amendment No. 2 to Form 10-12G**
> **Filed August 26, 2010**
> **File No. 000-53962**

Dear Mr. Finkel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note that you filed a Form 10-Q for the quarterly period ended June 30, 2010 on August 13, 2010. Please revise your MD&A section to provide a discussion of your results of operations for the second quarter of 2010. Also please incorporate your Form 10-Q by reference in accordance with Exchange Act Rule 12b-23.

Overview, page 7

2. We note your response to comment 2 in our letter dated July 22, 2010 and that you have calculated revenue so as to exclude an adjustment for non-cash concessions. We also note that within this section, you have calculated average effective rent per square foot to be average rental revenue divided by total square footage. Please expand footnote (2) to the table to clarify how you calculated average rental revenue.

Recent Sales of Unregistered Securities, page 22

3.   We note your response to comment 5 in our letter dated July 22, 2010. Please provide us with a description of Chadwick's relationship with the selling group of broker-dealers and tell us specifically how this met the requirements of Securities Act Rule 502(c). Similarly, please tell us how you concluded that the broker-dealer clients were "pre-existing" and "qualified," and why you believe the seminars were limited to these clients.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: J. Baur Whittlesey
        Ledgewood
        Via Facsimile: (215) 735-2513

Kevin M. Finkel
Resource Real Estate Investors 7, L.P.
September 22, 2010
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